Exhibit 99.8

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416-777-8500

Fax 416-777-8818

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Sprott Inc.

We, KPMG LLP, consent to the use of our report dated February 25, 2021, with respect to the consolidated financial statements of Sprott Inc. which comprise the consolidated balance sheets as at December 31, 2020, December 31, 2019, and January 1, 2019, the consolidated statements of operations and comprehensive income, cash flows, and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2020, and the related notes which is included in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2020.

Our report dated February 25, 2021 on the consolidated financial statements referred to above contains an explanatory paragraph indicating the Company has changed its presentation currency in 2020.

We, KPMG LLP, also consent to the incorporation by reference of our report in the Registration Statement on Form S-8 (File No. 333-242456) of the Company.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 26, 2021

KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

KPMG Canada provides services to KPMG LLP.